August 9, 2022

VIA EDGAR

Ms. Cara Wirth

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Addentax Group Corp.
Registration Statement on Form S-1
Filed April 18, 2019
File No. 333-230943

To Whom It May Concern:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Addentax Group Corp. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5:00 pm US Eastern Time on August 11, 2022 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated August 4, 2022, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Network 1 Financial Securities, Inc.

By:	/s/ Adam Pasholk
Name:	Adam Pasholk
Title:	Managing Director Investment Banking

Network 1 Financial Securities, Inc.

By:	/s/ Damon Testaverde
Name:	Damon Testaverde
Title:	Head of Investment Banking

The Galleria, 2 Bridge Avenue

Suite 241, Red Bank, NJ 07701-1106

Phone: 732-758-9001, Toll Free: 800-886-7007, Fax: 732-758-6671

Member FINRA/SIPC